274 REDWOOD SHORES PARKWAY - SUITE 242
REDWOOD CITY, CA 94065

January 25, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Re:
Request to  Withdraw  Registration Statement on
Form S1 (RW) - SEC File Number 333-153742

Dear Sirs:

On September 30, 2008, EcoFarms International, Inc. (the “Registrant”) filed a Registration Statement on Form S-1 (File Number 333-153742) with the Securities & Exchange Commission (the “Commission).  The Registration Statement has not been amended.  Due to a change in its business plan, the Registrant has decided to withdraw its Registration Statement.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests the withdrawal of its registration statement on Form S-1 (File No. 333-153742) (the “Registration Statement”).

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Yours truly,

ECOFARMS INTERNATIONAL, INC.

/s/ Katrina Cunningham
Katrina Cunningham
CEO, President and Chairman of the Board of Directors